CANABO MEDICAL INC.
280 – 1090 West Georgia Street
Vancouver, BC, V6E 3V7
Tel.: (604) 899-0106

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TAKE NOTICE that the 2017 Annual and Special General of the Shareholders of Canabo Medical Inc. (hereinafter called the “Company”) will be held at Suite 2008 – Purdy’s Wharf Tower II, 1969 Upper Water Street, Halifax, Nova Scotia, B3J 3R7, on:

Wednesday, April 26, 2017

at the hour of 1:00 o’clock in the afternoon (local time) for the following purposes:

1.	to receive the Report of the Directors;

2.

to receive the financial statements of Canabo Medical Corporation for its fiscal year ended October 31, 2016, and the report of the Auditors thereon (consequent to its reverse take-over transaction with the Company and the change in fiscal year end of the Company to October 31);

3.	to appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

4.	to determine the number of directors and to elect directors;

5.	to ratify and approve the Restricted Share Unit Plan;

6.	to ratify and approve the existing Stock Option Plan; and

7.	to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and Form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED this 27th day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS OF
CANABO MEDICAL INC.

“Rob Randall”
Rob Randall
CFO & Corporate Secretary